

February 12, 2018

Lisa A. Conte
Chief Executive Officer and President
Jaguar Health, Inc.
201 Mission Street, Suite 2375
San Francisco, California 94105

> **Re: Jaguar Health, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 6, 2018**
> **File No. 001-36714**

Dear Ms. Conte:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Proposal 1, page 8

1.   Please expand your disclosure to specifically state whether you have any plans, proposals or arrangements, written or oral, to issue any of the newly authorized shares of common stock for general corporate or any other purposes. Please provide similar disclosure for Proposal 2 with respect to the newly authorized shares that will available as a result of the reverse stock split if that proposal is approved. If there are any such plans, please describe them.

Proposal 3, page 19

2.   Please disclose the maximum amount of discount to the market at which shares may be issued.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at (202) 551-6761 or Mary Beth Breslin at (202) 551-3625 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Donald C. Reinke, Esq.